February 19, 2014

Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-6010

Re:	Pluristem Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013 (the "Filing")
Filed September 11, 2013
File No. 001-31392

Dear Mr. Rosenberg:

The purpose of this letter is to respond to your letter of February 4, 2014, with respect to the above-captioned Filing.  For ease of reference, our responses are keyed to your comments (inserted in italicized font).

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 1. Business

Ongoing Research and Development Plans, page 6

1.
We note your disclosure regarding the collaboration agreements with United Therapeutics and CHA Bio&Diostech in this section. Please disclose all duration and termination provisions applicable to each agreement as well as the applicable royalty rates within a ten percent range, e.g. single digits, teens, etc.  Finally, we note your reference to other research institutions in the second paragraph of this page with whom you have collaborated in the past.  Please expand the disclosure to state whether there are any current obligations or ongoing collaboration activities relating to these entities.

Response to Comment 1:

In its next annual report on Form 10-K, the Company plans to revise and supplement its current disclosure about its agreement with United Therapeutics Corporation ("United") to address the Staff's comment, substantially in the form below:

'On June 19, 2011, the Company entered into an exclusive license agreement (the "United Agreement") with United for the use of the Company's PLX cells to develop and commercialize a cell-based product for the treatment of Pulmonary Hypertension ("PAH").  The United Agreement provides that United will receive exclusive worldwide license rights for the development and commercialization of the Company's PLX cell-based product to treat PAH.  The United Agreement further provides for the following consideration payable to the Company: (i) an upfront payment of $7 million paid in August 2011, which includes a $5 million non-refundable upfront payment and a $2 million advance payment on the development ; (ii) up to $37.5 million upon reaching certain regulatory milestones with respect to the development of a product to treat PAH; (iii) reimbursement of up to $10 million of certain of the Company's expenses if the Company establishes a GMP manufacturing facility in North America; (iv) reimbursement of certain costs in connection with the development of the product; and (v) following commercialization of the product, royalties and the purchase of commercial supplies of the developed product from the Company at a specified margin over the Company’s cost.

Mr. Jim B. Rosenberg

February 19, 2014

The United Agreement became effective on August 2, 2011, and will continue until the later of a few events, including termination of all patents relating to the collaboration, upon certain government action or if the parties do not develop any product under the United Agreement.  United may unilaterally terminate the United Agreement at any time and without cause.  In such event, United shall pay the Company certain costs and expenses of winding down any non-cancellable commitments made by the Company prior to the date of termination and cease all development activities in connection with the United Agreement.'

The Company would like to draw the Staff's attention to the fact that the United Agreement contains an additional termination provision (the "Remaining Termination Provision") which has been kept confidential per an Order Granting Confidential Treatment under the Securities Exchange Act of 1934 issued by the SEC on October 5, 2011.  Such order further provides that the royalty rates under the United Agreement may be kept confidential (the "Royalty Rate"). The Company continues to believe that disclosure of the Remaining Termination Provision or the Royalty Rate might be used in the future by potential licensing partners or competitors to the disadvantage of the Company which could adversely affect the Company’s negotiations of future transactions of a similar nature.  Therefore the Company is of the opinion that the Remaining Termination Provision as well as the range of the Royalty Rate should not be disclosed.

In its next annual report on Form 10-K, the Company plans to revise and supplement its current disclosure about the agreement with CHA Bio&Diostech ("CHA") to address the Staff comments, substantially in the form below:

'On June 26, 2013, the Company entered into an exclusive out-license and commercialization agreement (the "CHA Agreement") with CHA, for conducting clinical trials and commercialization of its PLX-PAD product in South Korea in connection with two indications: the treatment of Critical Limb Ischemia, and Intermediate Claudication. Under the terms of this agreement, CHA will bear the costs of conducting the clinical trials for the agreed upon indications, and the Company will continue to retain rights to its proprietary manufacturing technology and cell-related intellectual property.

In the event that the Company's products receive regulatory approvals in South Korea for marketing as treatment for the specified indications, the parties will form an equally owned joint venture in order to sell, distribute and market such products in South Korea.  In addition, and as contemplated by the CHA Agreement, the Company issued to CHA 2,500,000 shares of its common stock in consideration for the issuance to the Company of 1,011,504 shares of CHA, which reflect total consideration, to each of the Company and CHA, of approximately $10 million (based on average closing price of CHA common shares over the last 30 trading days preceding the date of the CHA Agreement). The CHA Agreement does not provide for royalty payments by either CHA or the Company.

Mr. Jim B. Rosenberg

February 19, 2014

The term of the CHA Agreement extends from June 24, 2013, until the later of the expiration, lapse, cancellation, abandonment or invalidation of the last valid patent claim covering the development of the product indications.  The CHA Agreement contains customary termination provisions, including in the event the parties do not reach an agreement upon development plan for conducting the clinical trials.

Upon termination of this CHA Agreement, the license granted thereunder will terminate and all rights included therein will revert to the Company, whereupon the Company will be free to enter into agreements with any other third parties for the granting of a license in or outside South Korea or to deal in any other manner with such rights as it shall see fit at its sole discretion.'

In its next annual report on Form 10-K, the Company plans to revise and supplement its current disclosure about the other collaborations to address the Staff comments, substantially in the form below:

'In recent years we have also engaged in research and development projects with other leading research institutions such as the Hadassah University Medical Center ("Hadassah") in Jerusalem, Israel and the Texas AM Health Science Center ("Texas A&M") in Round Rock, Texas.

The Company used the services of Texas A&M for conducting a pre-clinical trial with PLX cells in a mice model of pre-eclampsia. The period of this collaboration extends from January 1, 2013, until August 31, 2014. The Company has no current or ongoing obligations to Texas A&M.

The Company used the services of Hadassah to conduct pre-clinical trials from 2011 through 2013, mainly in the field of radiation. The Company has no current or ongoing obligations to Hadassah.'

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

2.
We note your disclosure on this page relating to grants received from the Office of the Chief Scientist and related restrictions described in the risk factor on page 15.  Any agreement relating to these grants appears to be material to your operations.  Please promptly file any such agreement as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K.  In addition, to the extent applicable, please disclose any duration and termination provisions relating to the most recent grant award.

Response to Comment 2:

As noted, the Company has received grants for its research and development expenses from the Office of the Chief Scientist in Israel (the "OCS") under letters of approval (the "Letter of Approval").  The Company’s position is that the Letters of Approval (or other documentation relating to the OCS grants) are not material and are not required to be filed under Item 601(b)(10) of Regulation S-K for the following reasons:

Mr. Jim B. Rosenberg

February 19, 2014

First, the operative document in the case of an OCS grant is a letter of approval (the "Letter of Approval").  The Letter of Approval sets forth various conditions dictated by the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, and related regulations (the "Research Law").  The Company views the Letter of Approval as a unilateral government action rather than a bilateral contract.

Further, the Company has reviewed filings of peer companies that received OCS grants and who are subject to the reporting requirements of the Securities Exchange Act of 1934, and based on such review believes that the prevailing approach with the vast majority of such companies is not to file Letters of Approval (or other documentation relating to such grants).

While the Company believes no filing is required under the circumstances, the Company is nonetheless willing to file the Letters of Approval in light of the Staff’s comment, as well as a practice by a minority of peer companies of filing such Letters of Approval. The Company therefore plans to file the Letters of Approval in its next annual report on Form 10-K.

In addition, the Company hereby advises the Staff that the Letter of Approval for the most recent grant award, for the year ended December 31, 2013, was received in August 2013. The Letter of Approval incorporates, or references, the requirements and restrictions dictated by the Research Law, the main elements of which are summarized in the following sentences.  In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3%-5% of sales of the products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. In addition, the OCS may impose certain conditions on any arrangement under which the OCS permits the Company to transfer technology or development out of Israel or outsource manufacturing out of Israel. While the grant is given to the Company over a certain period of time (usually a year), the requirements and restrictions under the Research Law continue and do not have a set expiration period, except for the royalties, which requirement to pay them expires after payment in full.

Application of Critical Accounting Policies

Research and Development Expenses, Net, page 29

3.	We believe your disclosure could provide more insight into research and development expenses for each year presented showing the amount incurred:

•	for each of these: clinical trials expenses, salaries, lab materials expenses and consultants and subcontractor expenses; and

•	for each key research development project.

Reconcile the totals for each analysis to total research and development expense.  Consider providing us proposed disclosure to be included in future periodic reports to improve your disclosure.

Response to Comment 3:

The Company’s management has taken a holistic approach with respect to its research and development expenses and sees the development of its PLX product for different indications as one project.  Therefore, the Company’s management does not monitor such expenses on a per project basis.  The main reason for this approach is that the Company’s various research and development activities are either interconnected or using the same resources, and analyzing them per project would be challenging and the Company does not believe this level of analysis would be helpful to understanding the nature of the Company’s business.  In other words, in all current clinical studies the Company uses the same PLX cells and relies on the same resources, such as the PLX manufacturing facility and PLX properties research. In addition, the vast majority of the Company’s expenses are related to the product development, manufacturing and characterization. Therefore the Company accumulates all costs under one project, namely, the PLX development.

Mr. Jim B. Rosenberg

February 19, 2014

In its next annual report on Form 10-K, the Company plans to revise and supplement its current disclosure about the research and development activities to address the Staff comment, substantially in the form below:

 ‘The Company’s research and development expenses consist primarily of clinical trials expenses, consultant and subcontractor expenses, payroll and related expenses, lab material expenses, stock based compensation expenses, rent and maintenance expenses and patent expenses. The following table provides a breakdown of the related costs for fiscal years 2011 through 2013 (US Dollars in thousands):

	Year ended June 30,
	2011	2012	2013
Clinical trials expenses	$509	$779	$1,900
Consultants and subcontractor expenses	924	2,224	3,562
Payroll and related expenses	2,689	3,927	5,672
Lab materials expenses	1,490	2,665	3,824
Stock based compensation expenses	1,352	1,402	993
Depreciation expenses	284	402	955
Rent and maintenance expenses	475	628	1,362
Patent expenses	254	335	673
Other R&D expenses	334	323	965
Total expenses	8,311	12,685	19,906
Less: OCS and others participation	(1,682)	(3,527)	(2,673)
Research and Development Expenses, Net	$6,629	$9,158	$17,233

We invest heavily in research and development. Research and development expenses, net, were our major operating expenses, representing between 58% - 75% of the total operating expenses for each of our fiscal years 2011, 2012 and 2013. We expect that in the upcoming years our research and development expenses, net, will continue to be our major operating expense.’

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

i. Revenue Recognition from the license Agreement with United Therapeutics, page F-16

4.
Please provide us your analysis that supports accounting for amounts received for achievement of milestones under your Untied Therapeutics license agreement in accordance with ASC 450-30-25. In your analysis explain how your accounting treatment would differ from the milestone method under ASC 605-28-25.  Also, tell us why you do not provide information about each milestone.  In this regard, ASC 605-28-50-2 would require additional information.  Consider providing us revised proposed disclosure to be included in future periodic reports, if and as applicable.

Mr. Jim B. Rosenberg

February 19, 2014

Response to Comment 4:

According to the United Agreement, United will pay the Company, among other things, future potential payments of up to $37.5 million upon reaching certain regulatory milestones. To date, we have not received any milestone payments.

Our accounting analysis for the above mentioned regulatory milestones payments initially followed the guidance of ASC 605-28, Milestone Method. ASC 605-28-20 defines "Milestone" as an event having all of the following characteristics:

a.
There is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. A vendor’s assessment that it expects to achieve a milestone does not necessarily mean that there is not substantive uncertainty associated with achieving the milestone.

b.	The event can only be achieved based in whole or in part on either of the following:

1.  The vendor’s performance.

2.  A specific outcome resulting from the vendor’s performance.

c.	If achieved, the event would result in additional payments being due to the vendor.

Furthermore, a milestone does not include events for which the occurrence is either of the following:

a.	Contingent solely upon the passage of time.

b.	The result of a counterparty's performance.

We concluded that the milestone payments under the United Agreement do not qualify for the definition of "Milestone" under ASC 605-28-20, because the milestone payments are contingent upon the counterparty's, i.e., United’s, performance. Specifically, the United Agreement explicitly contemplates that United will be responsible for most of the development activities that may result in reaching the regulatory milestones, including preparing regulatory filings and conducting clinical trials.  We respectfully refer the Staff to Section 5.1(a) of the United Agreement as filed with the SEC as exhibit 10.5 to the Company’s annual report on Form 10-K filed on September 12, 2011 (the "Filed Agreement").  In addition, United has the unilateral right to terminate the United Agreement at any time and without cause, which provides United with an option to refrain from making a milestone payment by terminating the agreement prior to achieving such milestone. We respectfully refer the Staff to Section 13.2 of the Filed Agreement.

 Since we concluded that the milestone payments are not "milestones" in accordance with the definition under ASC 605-28, other GAAP guidance should apply. Accordingly, we followed ASC 450-30, Gain Contingencies, which provides that a contingency that might result in a gain usually should not be reflected in the financial statements, as to do so might cause recognition of revenue before its actual realization. We believe this is an appropriate case to adopt the treatment of ASC 450-30 because the achievement of the regulatory milestones are subject to the result of counterparty, i.e., United, performance, the contingent nature and uncertainty as to the receipt of such payments.  Therefore, these potential revenues will be recognized only in the period when such performance is achieved and amounts payable to us are fixed and determinable.

Mr. Jim B. Rosenberg

February 19, 2014

In terms of the period in which such regulatory milestone payments should be recognized, our accounting treatment under ASC 450-30 does not differ from the recognition guidance under ASC 605-28-25, and in both cases such revenues would be recognized upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.

The Company would like to draw the Staff’s attention that the specific regulatory milestones, related amounts and certain terms under the United Agreement have been kept confidential per an Order Granting Confidential Treatment under the Securities Exchange Act of 1934 issued by the SEC on October 5, 2011.

Acknowledging the Staff's comment, we respectfully refer the Staff to the proposed supplemented disclosure in respect to comment number 1 above that is intended to address the disclosure suggested by the Staff in this comment number 4.

We will further disclose whether any payments subject the regulatory milestones have been recognized, or not, in our future periodic filings.

*           *           *

We acknowledge and understand the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +972-74-710-8759, or Shy S. Baranov at (617) 338-2932 or Howard E. Berkenblit at (617) 338-2979, both attorneys at Z.A.G/S&W LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully, Pluristem Therapeutics, Inc. By: /s/ Boaz Gur-Lavie

cc:           Shy S. Baranov, Esq.
Howard E. Berkenblit, Esq.